SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SUNGY MOBILE LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

86737M 100 (1)

(CUSIP Number)

Mr. Yuqiang Deng

Mr. Zhi Zhu

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Telephone: +86 (20) 6681-5066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2015(2)

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing six Class A Ordinary Shares, par value $0.0001 per share.
(2)	Explanatory Note: The Reporting Persons (as defined below) filing this Schedule 13D inadvertently failed to disclose in the Original 13D (as defined below) certain Class A ordinary shares of the Issuer represented by ADSs purchased from the open market by such Reporting Persons. However, the Reporting Persons have made this corrective filing when the oversight was discovered. The ownership totals stated herein reflect the Reporting Persons’ current holdings as of June 19, 2015, including the Class A ordinary shares represented by ADSs purchased from the open market by such Reporting Persons from February to April 2015 pursuant to certain Rule 10b5-1 plans in effect at such time.

CUSIP No. 86737M 100

1.	Name of reporting person. Yuqiang Deng
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (3)
14.	Type of reporting person (see instructions) IN

(1)	includes (i) 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and 26,520 Class A Ordinary Shares beneficially owned by Mr. Yuqiang Deng in the form of ADS, (ii) 3,521,846 Ordinary Shares beneficially owned by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person, the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options, and 140,388 Class A Ordinary Shares beneficially owned by such Reporting Person in the form of ADS. In addition, the board of directors of the Issuer approved to grant in August 2015 (i) to Mr. Yuqiang Deng such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015 and (ii) to Mr. Zhi Zhu such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 61,124,089 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,700,104 Ordinary Shares, including (i) 116,837,722 Class A Ordinary Shares outstanding as of June 19, 2015 (excluding 346,968 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares beneficially owned by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer beneficially owned by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer beneficially owned by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of reporting person. Freedom First Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (3)
14.	Type of reporting person (see instructions) CO

(1)	includes (i) 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and 26,520 Class A Ordinary Shares beneficially owned by Mr. Yuqiang Deng in the form of ADS, (ii) 3,521,846 Ordinary Shares beneficially owned by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person, the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options, and 140,388 Class A Ordinary Shares beneficially owned by such Reporting Person in the form of ADS. In addition, the board of directors of the Issuer approved to grant in August 2015 (i) to Mr. Yuqiang Deng such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015 and (ii) to Mr. Zhi Zhu such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 61,124,089 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,700,104 Ordinary Shares, including (i) 116,837,722 Class A Ordinary Shares outstanding as of June 19, 2015 (excluding 346,968 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares beneficially owned by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer beneficially owned by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer beneficially owned by the Reporting Persons.

+CUSIP No. 86737M 100

1.	Name of reporting person. Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (3)
14.	Type of reporting person (see instructions) CO

(1)	includes (i) 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and 26,520 Class A Ordinary Shares beneficially owned by Mr. Yuqiang Deng in the form of ADS, (ii) 3,521,846 Ordinary Shares beneficially owned by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person, the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options, and 140,388 Class A Ordinary Shares beneficially owned by such Reporting Person in the form of ADS. In addition, the board of directors of the Issuer approved to grant in August 2015 (i) to Mr. Yuqiang Deng such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015 and (ii) to Mr. Zhi Zhu such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 61,124,089 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,700,104 Ordinary Shares, including (i) 116,837,722 Class A Ordinary Shares outstanding as of June 19, 2015 (excluding 346,968 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares beneficially owned by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer beneficially owned by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer beneficially owned by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of reporting person. DENG Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (3)
14.	Type of reporting person (see instructions) CO

(1)	includes (i) 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and 26,520 Class A Ordinary Shares beneficially owned by Mr. Yuqiang Deng in the form of ADS, (ii) 3,521,846 Ordinary Shares beneficially owned by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person, the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options, and 140,388 Class A Ordinary Shares beneficially owned by such Reporting Person in the form of ADS. In addition, the board of directors of the Issuer approved to grant in August 2015 (i) to Mr. Yuqiang Deng such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015 and (ii) to Mr. Zhi Zhu such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015.

(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 61,124,089 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.

(3)	based on a total of 127,700,104 Ordinary Shares, including (i) 116,837,722 Class A Ordinary Shares outstanding as of June 19, 2015 (excluding 346,968 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares beneficially owned by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer beneficially owned by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer beneficially owned by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of reporting person. Zhi Zhu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 11,029,290 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (3)
14.	Type of reporting person (see instructions) IN

(1)	includes 3,521,846 Ordinary Shares beneficially owned by Mr. Zhi Zhu, including 381,458 restricted Class A Ordinary Shares granted to Mr. Zhi Zhu, 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer beneficially owned by Mr. Zhi Zhu and 140,388 Class A ordinary shares beneficially owned by Mr. Yuqiang Deng in the form of ADS, and 7,507,444 Ordinary Shares beneficially owned by Mr. Yuqiang Deng. In addition, the board of directors of the Issuer approved to grant in August 2015 (i) to Mr. Yuqiang Deng such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015 and (ii) to Mr. Zhi Zhu such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015.
(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 61,124,089 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,700,104 Ordinary Shares, including (i) 116,837,722 Class A Ordinary Shares outstanding as of June 19, 2015 (excluding 346,968 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares beneficially owned by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer beneficially owned by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer beneficially owned by the Reporting Persons.

This Schedule 13D/A (the “Schedule 13D/A”) amends the previous Schedule 13D jointly filed by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust, DENG Holdings Limited, and Mr. Zhi Zhu (collectively, the “Reporting Persons”) with respect to Sungy Mobile Limited (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2015, as previously amended and supplemented by Amendment No. 1 filed by the Reporting Persons on May 20, 2015 and Amendment No. 2 filed by the Reporting Persons on June 9, 2015 (collectively, the “Original 13D”). Except as amended and supplemented, or amended and restated, herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) – As disclosed above, Mr. Yuqiang Deng beneficially owns, and has shared voting power over, 11,029,290 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to Mr. Deng’s table for further information. In addition, the board of directors of the Issuer approved to grant to Mr. Yuqiang Deng in August 2015 such number of restricted shares equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015.

As disclosed above, Freedom First Holdings Limited beneficially owns, and has shared voting power over, 11,029,290 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to Freedom First Holdings Limited’s table for further information.

As disclosed above, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust, beneficially owns, and has shared voting power over, 11,029,290 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to the table of Credit Suisse Trust Limited (in its capacity as trustee of the DENG Family Trust) for further information.

As disclosed above, DENG Holdings Limited beneficially owns, and has shared voting power over, 11,029,290 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to DENG Holdings Limited table for further information.

As disclosed above, Zhi Zhu beneficially owns, and has shared voting power over, 11,029,290 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to Mr. Zhu’s table for further information. In addition, the board of directors of the Issuer approved to grant to Mr. Zhi Zhu in August 2015 such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015.

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons, IDG and CBC may, on the basis of the facts described elsewhere herein, be considered to be a “group.” To the extent that the Reporting Persons are deemed to have formed a group with IDG and CBC, the beneficial ownership of the Class A Ordinary Shares by the group would include the beneficial ownership of the Class A Ordinary Shares by IDG and CBC. As of the date hereof, IDG collectively beneficially owns 40,540,928 Class A Ordinary Shares (including the number of Class B ordinary shares immediately convertible into Class A Ordinary Shares), representing 34.3% of the total Class A Ordinary Shares outstanding as of May 5, 2015 (based on 77,659,512 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and the number of Class A Ordinary Shares IDG collectively has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by IDG collectively). As of the date hereof, CBC beneficially owns 20,583,161 Class A Ordinary Shares (including the number of Class B ordinary shares immediately convertible into Class A Ordinary Shares), representing 21.0% of the total Class A Ordinary Shares outstanding as of May 5, 2015 (based on 77,659,512 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and the number of Class A Ordinary Shares CBC has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by CBC).

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any Ordinary Shares as may be beneficially owned by IDG or CBC for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership or membership in a “group” (within the meaning of Section 13(d)(3) of the Act) is expressly disclaimed. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided by the Act.

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares of the Company during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not Applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01:*	Joint Filing Agreement by and between the Reporting Persons, dated as of April 15, 2015.

Exhibit 7.02:*	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

Exhibit 7.03:**	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.

Exhibit 7.04:***	Joinder Agreement entered into among CBC Mobile Venture Limited, Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of June 8, 2015.

Exhibit 7.05:	Agreement and Plan of Merger entered into among Sunflower Parent Limited, Sunflower Merger Sub Limited and Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 7.06:***	Equity Contribution and Voting Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., CBC Mobile Venture Limited and Sunflower Parent Limited, dated as of June 8, 2015.

Exhibit 7.07:***	Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Sunflower Parent Limited and Sunflower Merger Sub Limited, dated as of June 5, 2015.

Exhibit 7.08:	Limited Guarantee by Freedom First Holdings Limited in favor of Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

*	Previously filed on April 15, 2015.
**	Previously filed on May 20, 2015.
***	Previously filed on June 9, 2015.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 19, 2015

Yuqiang Deng	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng

Zhi Zhu	By:	/s/ Zhi Zhu
	Name:	Zhi Zhu

Freedom First Holdings Limited	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng
	Title:	Director

Credit Suisse Trust Limited	By:	/s/ Richard W. Green
	Name:	Richard W. Green
	Title:	Authorised Signatory

	By:	/s/ Dennise Colling
	Name:	Dennise Colling
	Title:	Authorised Signatory

DENG Holdings Limited	By:	/s/ Richard W. Green
	Name:	Richard W. Green
	Title:	Authorised Signatory

	By:	/s/ Dennise Colling
	Name:	Dennise Colling
	Title:	Authorised Signatory

INDEX TO EXHIBITS

Exhibit 7.01:*	Joint Filing Agreement by and between the Reporting Persons, dated as of April 15, 2015.

Exhibit 7.02:*	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

Exhibit 7.03:**	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.

Exhibit 7.04:***	Joinder Agreement entered into among CBC Mobile Venture Limited, Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of June 8, 2015.

Exhibit 7.05:	Agreement and Plan of Merger entered into among Sunflower Parent Limited, Sunflower Merger Sub Limited and Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 7.06:***	Equity Contribution and Voting Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., CBC Mobile Venture Limited and Sunflower Parent Limited, dated as of June 8, 2015.

Exhibit 7.07:***	Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Sunflower Parent Limited and Sunflower Merger Sub Limited, dated as of June 5, 2015.

Exhibit 7.08:	Limited Guarantee by Freedom First Holdings Limited in favor of Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

*	Previously filed on April 15, 2015.
**	Previously filed on May 20, 2015.
***	Previously filed on June 9, 2015.